UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 0-19969

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) and DC Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arkansas Best Corporation

3801 Old Greenwood Road

Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan

December 31, 2010 and 2009

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting Firm
and Financial Statements

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator

Arkansas Best 401(k) and DC Retirement Plan

Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Fort Smith, Arkansas
June 28, 2011

Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Cash	$30,051,862	$—

Investments, At Fair Value
Mutual funds	179,986,067	204,388,616
Common stock of Arkansas Best Corporation	6,356,557	7,665,911
Other common stock	5,090,314	5,003,726
Other	562,568	407,691

	191,995,506	217,465,944

Receivables
Employer contributions	738,113	375,302
Participant contributions	19,713	32,306
Notes receivable from participants	5,182,292	5,009,937
Due from broker for securities sold	—	209,466

	5,940,118	5,627,011

Net Assets Available for Benefits	$227,987,486	$223,092,955

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Contributions
Participants	$10,569,561	$11,739,079
Employers	746,485	3,647,091
Rollovers	1,466,257	1,078,624

Total contributions	12,782,303	16,464,794

Deductions
Benefits paid to participants	32,289,288	18,104,405
Administrative expenses	30,058	25,542

Total deductions	32,319,346	18,129,947

Net Investment Income
Net appreciation in fair value of investments	19,923,675	33,336,840
Interest and dividends	4,150,345	3,929,653

Net investment income	24,074,020	37,266,493

Interest Income on Notes Receivable from Participants	357,807	419,285

Net Increase Prior to Transfers	4,894,784	36,020,625

Transfer of Assets to Other Plans	(253)	(115,828)

Net Increase	4,894,531	35,904,797

Net Assets Available for Benefits, Beginning of Year	223,092,955	187,188,158

Net Assets Available for Benefits, End of Year	$227,987,486	$223,092,955

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1:                                      Description of the Plan

The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, Inc., FreightValue, Inc., Global Supply Chain Services, Inc. and Moving Solutions, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company.  Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan.  The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.

The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.

The trustee of the Plan was Fidelity Management Trust Company for 2010 and 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2007, a separate 401(k) and DC retirement plan was established for employees of Land-Marine Cargo, Inc., a former Participating Company in the Plan. Participant account and loan balances totaling $115,828 were transferred from the Plan to the Land-Marine Cargo, Inc. retirement plan in 2009.

For the year ended December 31, 2010, participant account balances totaling $253 were transferred from the Plan to the ABF Freight System, Inc. 401(k) Savings Plan, which covers the Company’s eligible employees who are members of collective bargaining units.

Contributions

For 2010 and 2009, the Plan allowed participants to contribute up to 75% of their annual compensation as defined by the Plan, subject to certain limitations.  Employee rollover contributions are also permitted.  Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account.  An additional annual

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

401(k) Company contribution may be made at the discretion of each Participating Company’s Board of Directors. For the years ended December 31, 2010 and 2009, no additional 401(k) Company contributions were made.  Effective January 1, 2010, the Plan was amended to allow Company matching contributions to be made in the form of cash or Arkansas Best Corporation stock.  All contributions during 2010 were made in the form of cash.

The Company made discretionary contributions related to the DC feature for the 2010 plan year of $738,131 but made no discretionary contributions for the 2009 plan year.

Forfeitures of participants’ unvested Company contributions and related earnings are used to reduce the Company’s matching contributions.  During 2009, forfeitures of $60,731 were used to reduce the Company’s matching contribution.  During 2010, an additional $39,670 of forfeitures was used to reduce the Company’s matching contribution for 2009.

The Company 401(k) matching contribution was suspended relative to participants’ compensation beginning January 1, 2010.  For the year ended December 31, 2009, the Company 401(k) matching contribution as a percentage of each participant’s annual compensation is presented in the following table:

Participating Company	Company 401(k) Matching Contribution as a Percentage of Each Participant’s Annual Compensation

Arkansas Best Corporation	50% of the first 6%

ABF Freight System, Inc.	50% of the first 6%

ABF Cartage, Inc.	50% of the first 6%

Data-Tronics Corp.	50% of the first 6%

FleetNet America, Inc.	No Match

FreightValue, Inc.	50% of the first 6%

Global Supply Chain Services, Inc.	50% of the first 6%

Moving Solutions, Inc.	50% of the first 6%

Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds and, for 401(k) employee and match contributions, Arkansas Best Corporation common stock and the Fidelity BrokerageLink® self-directed account.  Effective January 31, 2005, a participant’s investment in either the Arkansas Best Corporation common stock or the Fidelity BrokerageLink® self-directed account is generally limited to 25% of the participant’s 401(k) account balance.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate participant accounts are maintained for a participant’s 401(k) contribution, the Company’s matching contributions and the discretionary contributions including contributions made pursuant to the DC feature.  Each participant’s account is credited with related investment returns and is charged with transaction processing and account administration fees.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon.  Participants are fully vested in the Company’s contribution plus related earnings after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings.  Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period.  The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence).  Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

rates for loans of a similar nature.  At December 31, 2010 and 2009, the interest rates on outstanding participant loans ranged from 5.25% to 8.00%.

No loans are allowed under the DC feature.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 2:                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans that reach default status are treated as distributions based upon the terms of the Plan document.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Quoted prices for mutual funds are the net asset values (NAV) of shares held by the Plan at the financial statement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Plan Tax Status

The Plan obtained its latest determination letter on August 20, 2004, in which the U.S. Internal Revenue Service (the “IRS”) stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of December 31, 2010 and 2009.  In accordance with the IRS timeline, the Plan applied for a new determination letter prior to January 31, 2011.  The Plan is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document.  All other expenses of maintaining the Plan are paid by the Company.

Life Insurance Policies

Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts.  The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan.  Upon death of the participant, benefits are paid directly to the beneficiary.  Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.

Note 3:                                      Change in Accounting Principle

During 2010, the Plan adopted the provisions of Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”).  ASU 2010-25 requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as part of Investments at fair value as they were under previous guidance.  There was no change in Net Assets Available for Benefits or in the Net Increase in Net Assets Available for Benefits for 2010 or 2009 as a result of these reclassifications.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle:

	Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change
2010
Investments	$197,177,798	$191,995,506	$(5,182,292)
Notes receivable from participants	—	5,182,292	5,182,292

	$197,177,798	$197,177,798	$—

	As Originally Reported	As Adjusted	Effect of Change
2009
Investments	$222,475,881	$217,465,944	$(5,009,937)
Notes receivable from participants	—	5,009,937	5,009,937

	$222,475,881	$222,475,881	$—

	Statement of Changes in Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change
2010
Interest and dividends	$4,508,152	$4,150,345	$(357,807)
Net investment income	24,431,827	24,074,020	(357,807)
Interest income from participant loans	—	357,807	357,807

	As Originally Reported	As Adjusted	Effect of Change
2009
Interest and dividends	$4,348,938	$3,929,653	$(419,285)
Net investment income	37,685,778	37,266,493	(419,285)
Interest income from participant loans	—	419,285	419,285

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 4:                                      Investments

The Plan’s investments, which are directed by participants into the various investment options, are held by Fidelity Management Trust Company.  The fair value of the Plan’s individual investments that represented 5% or more of net assets available for benefits as of December 31, 2010 and 2009 were as follows:

	2010	2009
Mutual Funds
Spartan 500 Index Fund	$31,140,902	$30,653,698
Dodge & Cox Stock Fund	24,748,646	24,176,435
Franklin Flex Cap Growth Fund	18,750,528	18,261,494
PIMCO Funds Total Return Fund	18,162,474	18,486,339
Vanguard Target Retirement 2015 Fund	17,109,597	16,316,199
Fidelity Low Priced Stock Fund	14,225,774	13,739,252
Fidelity Retirement Money Market Portfolio	—	30,827,488

During the years ended December 31, 2010 and 2009, the net appreciation in fair value of the Plan’s investments (including gains and losses on investments bought, sold and held during the year) was as follows:

	2010
	Net Appreciation in Fair Value During Year	Fair Value at December 31

Mutual funds	$17,087,969	$179,986,067
Common stock of Arkansas Best Corporation	1,632,087	6,356,557
Other common stock	1,139,184	5,090,314
Other	64,435	562,568

	$19,923,675	$191,995,506

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2009
	Net Appreciation in Fair Value During Year	Fair Value at December 31

Mutual funds	$29,126,059	$204,388,616
Common stock of Arkansas Best Corporation	137,900	7,665,911
Other common stock	3,972,432	5,003,726
Other	100,449	407,691

	$33,336,840	$217,465,944

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2010 and 2009, were $4,150,345 and $3,929,653, respectively.

Note 5:                                      Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1                           Quoted prices in active markets for identical assets or liabilities.

Level 2                           Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                           Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  The Plan’s investments classified as Level 1 include mutual funds, common stock and other investments measured at fair value as determined by quoted market prices in an active market.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2010 and 2009:

		2010
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$74,640,076	$74,640,076	$—	$—
Blended	39,959,239	39,959,239	—	—
Bonds	25,733,281	25,733,281	—	—
Small/Mid cap equity	25,470,338	25,470,338	—	—
International equity	11,068,993	11,068,993	—	—
Money market	2,091,653	2,091,653	—	—
Other	1,022,487	1,022,487	—	—
Common stock of Arkansas Best Corporation	6,356,557	6,356,557	—	—
Other common stock	5,090,314	5,090,314	—	—
Other	562,568	562,568	—	—

Total	$191,995,506	$191,995,506	$—	$—

		2009
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$73,091,627	$73,091,627	$—	$—
Blended	36,503,373	36,503,373	—	—
Money market	33,292,633	33,292,633	—	—
Bonds	26,646,440	26,646,440	—	—
Small/Mid cap equity	22,813,016	22,813,016	—	—
International	11,057,306	11,057,306	—	—
Other	984,221	984,221	—	—
Common stock of Arkansas Best Corporation	7,665,911	7,665,911	—	—
Other common stock	5,003,726	5,003,726	—	—
Other	407,691	407,691	—	—

Total	$217,465,944	$217,465,944	$—	$—

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 6:                                      Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company.  Fidelity Management Trust Company was the trustee of the Plan and, therefore, these transactions qualify as party-in-interest.  Transaction processing and account administration fees paid by participants to Fidelity Management Trust Company for 2010 and 2009 totaled $30,058 and $25,542, respectively.

Investments in common stock of the Company qualify as party-in-interest transactions.  As of December 31, 2010 and 2009, the Plan’s investments in Arkansas Best Corporation common stock were $6,356,557 and $7,665,911, respectively.

Note 7:                                      Significant Estimates and Concentrations

Economic Conditions

The recessionary economic environment in recent years has presented and may continue to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted and may continue to result in large and unanticipated declines in the fair value of investments.  Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future changes in investment values that could impact the Plan.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8:                                      Subsequent Events

Effective January 1, 2011, the Plan changed its recordkeeper from Fidelity Investments Institutional Operations Company, Inc. to Diversified Investment Advisors, Inc. and changed its trustee from Fidelity Management Trust Company to State Street Corporation.

Effective January 1, 2011, a Roth 401(k) investment option was added to the Plan.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2010

Identity of Issuer		Description of Investment	Current Value

	Mutual Funds

*	Fidelity Management Trust Company	Spartan 500 Index Fund, 700,110 shares	$31,140,902

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 229,664 shares	24,748,646

	Franklin Templeton Investments	Franklin Flex Cap Growth Fund, 389,015 shares	18,750,528

	Pacific Investment Management Company	PIMCO Funds Total Return Fund, 1,673,961 shares	18,162,474

	Vanguard Trust Company	Vanguard Target Retirement 2015 Fund, 1,377,584 shares	17,109,597

*	Fidelity Management Trust Company	Fidelity Low Priced Stock Fund, 370,656 shares	14,225,774

	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 613,843 shares	7,746,701

	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 714,227 shares	7,570,807

	Harbor Funds	Harbor International Fund, 118,128 shares	7,087,664

	Vanguard Trust Company	Vanguard Target Retirement 2035 Fund, 382,917shares	5,012,379

	CRM, LLC	CRM Small Cap Value Fund, 168,252 shares	4,149,106

*	Fidelity Management Trust Company	Spartan International Index Fund, 113,202 shares	3,981,329

*	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 98,351 shares	3,754,074

	Vanguard Trust Company	Vanguard Target Retirement 2045 Fund, 256,452 shares	3,462,098

	CRM, LLC	CRM Mid Cap Value Fund, 116,546 shares	3,341,384

	Vanguard Trust Company	Vanguard Target Retirement 2020 Fund, 124,772 shares	2,757,462

	Vanguard Trust Company	Vanguard Target Retirement 2030 Fund, 73,106 shares	1,584,934

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 62,503 shares	705,038

	Vanguard Trust Company	Vanguard Target Retirement 2050 Fund, 30,282 shares	648,031

	Vanguard Trust Company	Vanguard Target Retirement 2040 Fund, 21,526 shares	462,800

	Vanguard Trust Company	Vanguard Target Retirement 2010 Fund, 13,969 shares	311,659

	Vanguard Trust Company	Vanguard Target Retirement 2005 Fund, 13,516 shares	158,540

	Common Stock
*	Arkansas Best Corporation	231,822 shares	6,356,557

	BrokerageLink Self-Directed Accounts
*	Fidelity Brokerage Services, LLC		8,767,022

*	Participant Loans	Various loans with interest rates of 5.25% to 8% with original maturities generally not exceeding 5 years	5,182,292

			$197,177,798

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan

/s/ David R. Cobb
June 28, 2011	David R. Cobb
Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description

23.1	Consent of BKD LLP